EXHIBIT (12)
                        SPRINT CORPORATION
                     COMPUTATION OF  RATIO OF
                     EARNINGS TO FIXED CHARGES
                           (In Millions)

                                 1994     1993      1992     1991      1990

Earnings
 Income from continuing
  operations                   $ 883.7   $480.6   $ 496.1   $472.7   $ 351.1
 Capitalized interest             (8.6)    (8.1)    (11.3)   (15.0)    (16.9)
 Income tax provision            498.4    295.3     282.3    242.9     173.9

Subtotal                       1,373.5    767.8     767.1    700.6     508.1

Fixed charges
 Interest charges                406.6    460.5     522.4    563.3     549.9
 Interest factor of
  operating rents                113.2    117.8     116.3    105.6      94.6
 Pre-tax cost of preferred
  stock dividends of
  subsidiaries                     0.9      1.6       2.1      2.4       2.5

Total fixed charges              520.7    579.9     640.8    671.3     647.0

Earnings, as adjusted         $1,894.2 $1,347.7  $1,407.9 $1,371.9  $1,155.1

Ratio of earnings to fixed
charges (1)                       3.64     2.32      2.20     2.04      1.79


  (1) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $293 million recorded in 1993 and nonrecurring charges of $58 million (after the effect of minority interest) recorded in 1990. In the absence of these nonrecurring costs, the ratios of earnings to fixed charges would have been
  2.83 and 1.87 for 1993 and 1990, respectively.

  NOTE:    The above ratios have been computed by dividing fixed
       charges into the sum of (a) income from continuing operations less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.